UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): March 31, 2006

ACCO BRANDS CORPORATION
(Exact name of registrant as specified in its charter)

_____

Registrant's telephone number, including area code (847) 541-9500

Not Applicable
(Former name or former address, if changed since last year)

Delaware	**001-08454**	**36-2704017**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 Tower Parkway	**60069**
Lincolnshire, IL 60069	(Zip Code)
(Address of principal executive offices)	

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 — Registrant's Business and Operations

Item 1.01 — *Entry into a Material Definitive Agreement*

On March 31, 2006, ACCO Brands Corporation (the "Company") entered into an Amendment No. 2 to Credit Agreement, dated as of March 31, 2006 (the "Amendment") among the Company, certain of its subsidiaries, the lenders listed on the signature pages thereto, and Citicorp North America Inc., as administrative agent. The Amendment relates to and amends the Company's Credit Agreement, dated as of August 17, 2005 (the "Credit Agreement") among the Company, certain of its subsidiaries, the lenders party thereto, the administrative agent and the other parties named therein.

The Amendment permits the Company to repurchase, from time to time at its discretion, up to $35 million of its outstanding subordinated debt in either open market or privately negotiated transactions, subject to the Company continuing to meet certain financial covenants. The amount the Company may repurchase under this new provision may increase by the annual amount, measured from January 1, 2006, of "Excess Cash Flow" (as defined in the Credit Agreement) generated by the Company that is not required to be used to make principal payments under the terms of the Credit Agreement. The Amendment also provides that the amount of subordinated debt the Company repurchases, if any, may, in certain circumstances, be deducted from the amount of any excess cash flow required to be used to prepay principal under the Credit Agreement.

The Amendment's effectiveness was conditioned upon, among other things, the Company's prepayment of $25 million of outstanding debt under the Credit Agreement. The Company made this payment on March 31, 2006. The prepayment was applied against the principal balance due upon maturity of the term loan notes issued by the Company under the Credit Agreement.

The description of the Amendment contained in this Item 1.01 does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is being filed as Exhibit 10.1 to this report and is incorporated herein.

Section 9 — Financial Statements and Exhibits

Item 9.01 — *Financial Statements and Exhibits.*

10.1   Amendment No. 2 to Credit Agreement dated as of March 31, 2006 (the "Amendment") among the Company, certain of its subsidiaries, the Lenders listed on the signature pages thereto, and Citicorp North America Inc., as administrative agent

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO BRANDS CORPORATION
(Registrant)

By: /s/ Steven Rubin
     Name: Steven Rubin
     Title: Senior Vice President, Secretary and General Counsel

Date: April 4, 2006

EXHIBIT INDEX

Number	Description
10.1	Amendment No. 2 to Credit Agreement dated as of March 31, 2006 (the "Amendment") among the Company, certain of its subsidiaries, the Lenders listed on the signature pages thereto, and Citicorp North America Inc., as administrative agent